Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML 2013 First-Quarter Results as guided, reiterates full year expectation

ASML leadership succession within the Board of Management

VELDHOVEN, the Netherlands, 17 April 2013 - ASML Holding N.V. (ASML) today publishes 2013 first-quarter results.

•	Q1 2013 gross margin within guidance, sales ahead of guidance

•	ASML reiterates expectation for full-year 2013 sales at a level similar to that of 2012

•	ASML announces share buy-back program of up to EUR 1 billion until end-2014

•	ASML leadership succession within the Board of Management

	Q1 2013	Q4 2012
Net sales	892	1,023
of which service and field option sales	215	257
Other income (from CCIP)	14

New systems sold (units)	25	25
Used systems sold (units)	4	9

Net bookings, excluding EUV	715	667
Net bookings, excluding EUV (units)	25	32
ASP of booked systems, excluding EUV	28.6	20.9

Systems backlog, excluding EUV	1,266	1,214
Systems backlog, excluding EUV (units)	42	46

Gross margin	38.2	41.1

End-quarter cash and cash equivalents and short-term investments	2,620	2,698

Net income	96	298
EPS (in euro)	0.24	0.66
(Figures in millions of euros unless otherwise indicated)

CEO Statement

“We achieved first quarter sales ahead of and gross margin in line with our guidance, and reiterate our expectation for a sales acceleration during the year, with a second quarter markedly stronger than the first quarter and a large second half, leading to expected 2013 full year net sales at a similar level to that of 2012. The underlying assumptions are unchanged, with foundry and logic preparing for very lithography-intensive 14-20 nm technology nodes to be used for next generation mobile end-products; while lithography investments in memory are still muted, memory chip price recovery and discussions on scanner shipment capability are signs of potential upside for second half deliveries. EUV technology industrialization continues to make steady progress on the trajectory set with the introduction of the improved source concept last year: firstly, the EUV light sources have now been demonstrated at 55 Watts with adequate dose control; secondly, the scanners themselves have demonstrated production-worthy, 10 nm node compatible imaging and overlay specifications. We therefore confirm our expectation of the ramp of EUV-enabled semiconductor production in 2015, supported by our NXE:3300B scanners, two of which are being prepared for shipment and installation in Q2 and Q3,” said Eric Meurice, President and Chief Executive Officer of ASML.

First-Quarter 2013 Product Highlights

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We shipped five TWINSCAN NXT:1960Bi systems in the quarter, the successor to our TWINSCAN NXT:1950i system. The NXT:1960Bi offers a 20 percent improvement of overlay and focus control as well as a 30 percent improvement in CD uniformity, which will support manufacturing at the 14-20 nm logic node.

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As part of our Holistic Lithography portfolio, we released an EUV option for our Brion Tachyon Source Mask Optimization product and upgraded our EUV scanner and process modeling capabilities to more accurately simulate all aspects of EUV lithography.

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We expanded our production facility for YieldStar metrology tools at the ASML Center of Excellence (ACE) in Taiwan to support production of up to 150 units per year. The YieldStar is a scatterometry-based metrology tool that measures overlay, focus, CD and sidewall angle with one sensor.

•

Imaging of the NXE:3300B has improved to 13 nm in a single exposure, and it has also shown to be capable of 9 nm resolution using spacer double patterning technology, which has taken optical litography imaging resolution below 10 nm.

•

We are preparing the shipments and installations of the first two NXE:3300B EUV systems, which will happen in Q2 and Q3. These systems will be used by customers to validate EUV lithography in preparation for its adoption in high-volume manufacturing. We will continue to develop the NXE:3300 to achieve the source power and throughput required.

•

Progress towards an NXE:3300B EUV light source that is powerful enough for high-volume manufacturing has been encouraging: the EUV source performs at up to 55 watts, corresponding to a NXE:3300B throughput of 43 wafers per hour, a substantial improvement from the 40 Watts we reported three months ago.

•	We have received commitments for 7 NXE:3300B systems, in addition to the existing 11 system orders, and expect more with continued source power progress.

•

Supported by our Customer Co-Investment Program, we have completed the concepts of our 450 mm architecture for use in EUV and immersion versions, so as to deliver prototypes by 2015, compatible for a 2018 production ramp, if confirmed by the industry in time.

Outlook

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For the second quarter of 2013, ASML expects net sales of about EUR 1.1 billion, a gross margin of between 41 and 42 percent, R&D costs of EUR 187 million, other income of EUR 16 million - which consists of contributions from participants of the Customer Co-Investment Program - and SG&A costs of EUR 63 million, including EUR 6 million in expenses related to the pending Cymer acquisition.

•	ASML reiterates expectation for full-year 2013 sales at a level similar to that of 2012

•

We continue to expect the previously announced acquisition of Cymer to close in the first half, following the recent clearance by the Antitrust Division of the United States Department of Justice and other regulators as well as the approval of the merger agreement by the Cymer shareholders. Competition authorities in South Korea and Japan are the two remaining jurisdictions considering the merger.

ASML leadership succession within the Board of Management

ASML’s Supervisory Board is pleased to announce it has decided upon the new leadership of the company, as the contract of Eric Meurice, President and Chief Executive Officer, ends next year. As of 1 July 2013, ASML’s leadership will be comprised as follows:

•	Peter Wennink will be President and Chief Executive Officer.

•	Martin van den Brink will be President and Chief Technology Officer.

•	Frits van Hout and Frederic Schneider-Maunoury will continue as Executive Vice Presidents in the Board of Management.

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Eric Meurice will be Chairman of ASML Holding and act as adviser to the new leadership and the Supervisory Board until the end of his contract on 31 March 2014, ensuring a smooth and comprehensive transition of critical tasks and processes, customer contacts and relations with strategic suppliers. Eric Meurice took office as CEO and President on 1 October 2004 and is currently on his third term.

•	Peter Wennink will act as interim Chief Financial Officer until a successor has been appointed.

“Following a thorough and diligent process where internal and external succession were considered, the Supervisory Board is pleased to announce a leadership succession from within the company to ensure continuity and a smooth transition which were deemed a priority. Under Eric’s leadership our company has doubled sales and the number of employees, while profitability, share price and market position have improved strongly. He has also provided the framework for ASML’s further growth and knowledge creation. On behalf of all ASML stakeholders I thank him for his direction, focus and dedication,” said Supervisory Board Chairman Arthur van der Poel.

Peter Wennink joined ASML as Executive Vice President, Chief Financial Officer and member of the Board of Management of ASML in 1999. Prior to his employment with ASML, he worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. His accomplishments at ASML include the company’s strong track record of financial flexibility and resilience in a volatile semiconductor market, thus enabling ASML’s investments for technology leadership.

Martin van den Brink joined ASML when the company was founded in early 1984 and held several positions in engineering. As Vice President Technology since 1995 and Executive Vice President and member of the Board of Management since 1999 - currently as Chief Product & Technology Officer - he has led ASML’s product and technology development to breakthrough innovations such as the Twinscan platform, immersion lithography, and more recently the new family of EUV technologies, taking ASML to its current position of world market leader.

New share buyback program

In addition to the previously announced proposed dividend of 0.53 euros per share, ASML today announces its intention to purchase up to an amount of EUR 1.0 billion of its own shares within the 2013-2014 timeframe, starting 18 April 2013.

Given ASML’s strong financial position and operating cash flow prospects, ASML intends to continue to return excess cash to shareholders through increasing dividends and share buy back programs, thereby supporting its shareholders in their continued investment in the company.

The program will be executed within the limitations of the applicable laws and regulations, of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 25, 2012 and, if granted, of the authority proposed to future AGMs. Any shares repurchased under the program are intended to be cancelled.

All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis. The share buyback programs may be suspended, modified or discontinued at any time.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has 8,625 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com.

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands + 31 20 794 8504 and the US +1 480 629 9692 (US participants will have to quote the following confirmation code when dialing into the conference: 4611668). To listen to the conference call, access is also available via www.asml.com.

A replay of the Investor and Media Call will be available on www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU are available on www.asml.com.

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of 31 March, 2013, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 31 March, 2013 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares and resignations and appointments of executive officers. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully complete the Cymer transaction, including the ability to obtain regulatory approval for the merger, the satisfaction of other conditions to the closing of the merger and the possibility that the length of time necessary to consummate the merger may be longer than anticipated, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.